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                                                                    EXHIBIT 3.5

                                US UNWIRED INC.

                    Amendment to Section 2.3 of the By-Laws

   The first sentence of Section 2.3 of the By-Laws of US Unwired was amended at a meeting of the Board of Directors held February 1, 2002.

   Prior to the amendment, such sentence read:


   "Special meetings of shareholders, for any purpose or purposes, may be called in any manner set forth in the Articles or By-Laws."


   Following the amendment, such sentence now reads as follows:

   "Special meetings of shareholders, for any purpose or purposes, may be called by the Board of Directors or in any manner set forth in the Articles or By-Laws."